Rosa Vieira
Senior Account Manager, Client Services
Telephone: 416.361.0930 ext.227
rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

November 10, 2008

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	GRANDVIEW GOLD INC.

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on November 07, 2008.

1.	Proxy

2.	Supplemental Mailing List Form

3.	Notice of Annual General Meeting of Shareholders which includes Management Information Circular dated October 30, 2008.

4.

Financial Statements for the year ended May 31, 2008 and 2007, Management’s Discussion and Analysis for the year ended May 31, 2008, and Certificates of the acting CEO and CFO for the year ended May 31, 2008

5.	Internet Voting Option Insert

6.	Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY
Per:

Phuong Cao
Administrator, Client Services